DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman/ Hugh West / Bradley Ecker / Erin Purnell

VIA EDGAR

September 27, 2022

Dear Sirs / Madams,

Re:	Lanvin Group Holdings Limited
Amendment No.2 to Registration Statement on Form F-4
Filed on September 9, 2022
File No. 333-266095

On behalf of Lanvin Group Holdings Limited (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 21, 2022 (the “Comment Letter”) with respect to Amendment No.2 to the Registration Statement on Form F-4 filed with the Commission on September 9, 2022 (“Amendment No.2”). Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form F-4 (“Amendment No. 3”) through EDGAR.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 3.

General

1.

We note your response to our prior comment 1. Please revise the applicable disclosure on your cover page and page 26 to ensure that the disclosure is consistent with the disclosure you provide on page 124.

Response: The Company has revised the disclosures on the cover page and page 26 of Amendment No.3 in response to the Staff’s comment. The Company wishes to supplementally advise the Staff that the Company has also revised page 124 of Amendment No.3. As the SOP Agreement is not published, the Company is aware of certain discrepancies in the press releases published by the PCAOB and the regulators in China. Accordingly, the Company has deleted the following disclosure to ensure consistency of the disclosure regarding the SOP Agreement across the Registration Statement: “The SOP Agreement provides, among other terms, that the PCAOB has sole discretion to: (i) select the firms, audit engagements and potential violations it inspects and investigates; (ii) view complete audit work papers with all information included according to the procedures in place; and (iii) conduct interviews and take testimonies from all personnel associated with the audit.” The Company also believes that this is in line with disclosures made by other registrants in respect of the SOP Agreement.

A foreign law firm registered in Singapore (Reg. No 200404750D).

DLA Piper Singapore Pte. Ltd. is a law firm and part of DLA Piper, a global law firm, operating through various separate and distinct legal entities.

A list of offices and regulatory information can be found at dlapiper.com

Singapore Switchboard

+65 6512 9595

DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

Certain Unaudited Lanvin Group Prospective Financial Information, page 150

2.

We note your response to our prior comment 3 and your amended disclosure on page 153 that the financial projections of the potential new investments “were based on management accounts and projections provided by the sellers, as adjusted by Lanvin Group based on its analysis and findings during the due diligence process.” Please expand to describe what adjustments Lanvin Group made to the financial projections and the basis for such adjustments.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 153 in Amendment No.3.

Comparative Share Information, page 263

3.

We note your response to our prior comment 6. Please revise your table to include sufficient descriptions of the amounts, sources, and holders of securities that are both included and excluded from the table, including what scenarios the table assumes. In this regard, we note that the “Maximum Redemption Scenario” includes 19,452,157 shares redeemed of 45,000,000 shares outstanding, and that the Sponsor and Directors will hold 8,830,000 PCAC Class B Ordinary Shares of 11,014,375 PCAC Class B Ordinary Shares held by the sponsor.

Response: The Company has revised the disclosures on page 263 of Amendment No.3 in response to the Staff’s comment.

Please contact Joseph E. Bauerschmidt of DLA Piper at +65 6512-6066 or Shang Hsiu Koo at +86-138-18366202 of the Company should you have any questions or require further information.

Yours faithfully,

/s/ DLA Piper Singapore Pte. Ltd.

DLA Piper Singapore Pte. Ltd.